EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

(Unaudited)

(Millions of Dollars)

Three Months Ended      Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2001	2000	2001	2000

Net Income	$ 46	$ 34	$ 97	$ 72

Add:
Provision for income taxes	26	17	54	38

Deduct:
Equity in profit of partnerships	(2)	(1)	(3)	(2)

Profit before taxes	$ 70	$ 50	$148	$108

Fixed charges:
Interest on borrowed funds	$182	$183	$376	$348
Rentals at computed interest*	2	1	3	2

Total fixed charges	$184	$184	$379	$350

Profit before taxes plus fixed charges	$254	$234	$527	$458

Ratio of profit before taxes plus fixed charges to fixed charges	1.38	1.27	1.39	1.31

*Those portions of rent expense that are representative of interest cost.